Exhibit 4.14

Dated 30 September 2021

AMTD GROUP COMPANY LIMITED

and

AMTD INTERNATIONAL INC.

SHARE REPURCHASE AGREEMENT

AMTD INTERNATIONAL INC.

This Share Repurchase Agreement (“Agreement”) is made on 30 September 2021 between:

(1)

AMTD GROUP COMPANY LIMITED, a company incorporated in British Virgin Islands (registration number 526887) and whose registered office is at Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands (“AMTD Group” or the “Shareholder”);

(2)

AMTD INTERNATIONAL INC., a company incorporated in Cayman Islands (registration number 347917) and whose registered office is at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands (the “Company”);

(each a “Party” and, together, the “Parties”)

Whereas:

(A)	As at the execution of this Agreement, the Shareholder holds 180,622,673 Class B Ordinary Shares (as defined below) of the Company.

(B)

As of the date of this Agreement, the aggregate amount due from the Shareholder to the Company is approximately HK$7,000,000,000. The Parties agree that HK$5,000,000,000 will be settled by AMTD Group by selling the Sale Shares to the Company.

(C)	The Shareholder has agreed to sell and the Company has agreed to repurchase the Sale Shares (as defined below) on the terms and subject to the conditions under this Agreement.

IT IS AGREED as follows:

In this Agreement, unless the context otherwise requires, the provisions in this Clause 1 apply.

1	Interpretation

1.1	Definitions

In this Agreement, the following words and expressions shall have the following meanings:

“Applicable Law” means all applicable laws, regulations, directives, statutes, subordinate legislation, common law and civil codes of any jurisdiction, all judgments, orders, notices, instructions, decisions and awards of any court or competent authority or tribunal and all codes of practice having force of law, statutory guidance and policy notes, in each case from time to time;

“Business Day” means a day which is not a Saturday, a Sunday or a public holiday in Cayman Islands;

“Closing” means completion of the sale and repurchase of the Sale Shares in accordance with Clause 4;

“Closing Date” means 30 September 2021;

“Confidential Information” has the meaning given to it in Clause 6.1;

“Encumbrance” means any charge, mortgage, lien, option, equitable right, power of sale, pledge, hypothecation, retention of title, right of pre-emption, right of first refusal or other third-party or security interest of any kind or an agreement, arrangement or obligation to create any of the foregoing.

“Governmental Authority” means any transnational, domestic or foreign federal, state or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof;

“Hong Kong” means Hong Kong Special Administrative Region of the People’s Republic of China;

“Material Adverse Effect” means any event, circumstance, development, change or effect that, individually or in the aggregate, has or would reasonably be expected to have a material adverse effect on the financial condition or results of operations of the Company and its Subsidiaries, taken as a whole, excluding any such effect resulting from (A) the announcement of the transactions contemplated by this Agreement, (B) changes affecting any of the industries in which the Company or its Subsidiaries operate generally or the economy generally or (C) changes affecting general worldwide economic or capital market conditions;

“Notice” has the meaning given to it in Clause 7.6;

“Class B Ordinary Shares” means the class B ordinary shares, par value of US$0.0001 per share, in the share capital of the Company;

“Parties” has the meaning given to it in the Preamble and “Party” means any one of them;

“Person” has the meaning given to it in Clause 1.4.1;

“Repurchase Price” has the meaning given to it in Clause 3;

“Sale Shares” means 69,144,673 Class B Ordinary Shares of the Company held by the Shareholder as of the date of this Agreement;

“Subsidiary” of any Person means any corporation, partnership, limited liability company, joint stock company, joint venture or other organization or entity, whether incorporated or unincorporated, which is controlled by such Person; and

“Surviving Provisions” means Clauses 1, 6, 7.1 and 7.3 to 7.10.

1.2	Statutory References

Save where the context otherwise requires, a reference to an enactment or statutory provision shall include a reference to any subordinate legislation made under the relevant enactment or statutory provision and is a reference to that enactment, statutory provision or subordinate legislation as from time to time amended, consolidated, modified, re-enacted or replaced.

1.3	Singular, Plural, Gender

References to one gender include all genders and references to the singular include the plural and vice versa.

1.4	References to Persons and Companies

References to:

1.4.1	a person includes any individual, company, partnership or unincorporated association (whether or not having separate legal personality); and

1.4.2 a company includes any company, corporation or any body corporate, whether or not incorporated.

1.5	References to Schedules

References to this Agreement shall include any Recitals and Schedules to it and references to Clauses and Schedules are to Clauses of, and Schedules to, this Agreement. References to paragraphs and Parts are to paragraphs and Parts of the Schedules.

1.6	References to Documents

References to any document (including this Agreement), or to a provision in a document, shall be construed as a reference to such document or provision as amended, supplemented, modified, restated or novated from time to time.

1.7	References to Information

References to books, records or other information means books, records or other information in any form including paper, electronically stored data, magnetic media, film and microfilm.

1.8	References to Time

All references to time shall be to Hong Kong time.

1.9	Non-limited Effect of words

The words “including”, “include”, “in particular” and words of similar effect shall not be deemed to limit the general effect of the words that precede them.

2	Sale and Repurchase of the Sale Shares

2.1	On and subject to the terms of this Agreement, the Shareholder shall sell the Sale Shares to the Company.

2.2	The Sale Shares shall be sold free from Encumbrances and together with all rights and advantages attaching to them as at Closing.

2.3

The Parties hereby acknowledge and confirm that the number of Sale Shares is determined with reference to the closing price of the Class A ordinary shares of the Company listed on the Singapore Exchange as of 30 September 2021, which was SGD12.5 (equivalent to US$9.3) per share.

3	Consideration

The total consideration for the repurchase of the Sale Shares under this Agreement shall be HK$5,000,000,000 (the “Repurchase Price”). The Repurchase Price shall be settled by the Company by way of offsetting the amount owed by AMTD Group to the Company.

4	Closing

4.1	Closing Date

The Closing Date is 30 September 2021, the Parties hereby acknowledged and confirmed that on the Closing Date:-

(i)	the Shareholder has obtained necessary approval to enter into the transaction herein; and

(ii)	the Company has obtained necessary approval to enter into the transaction herein.

4.2	The Company’s Closing Obligations

As soon as practicable after the Closing Date, the Company shall:

(i)	update the register of members of the Company to reflect the ownership of the Company in the Sale Shares (as treasury shares); and;

(ii)	update its books of account to reflect the settlement of HK$5,000,000,000 due from AMTD Group.

4.3	Breach of Closing Obligations

4.3.1

If any Party fails to comply with its respective obligations in this Clause 4 on the Closing Date in any material respect, the Company (in the case of a default by the Shareholder) or the Shareholder (in the case of a default by the Company) shall be entitled (in addition to and without prejudice to all other rights or remedies available, including the right to claim damages):

(a)	to terminate this Agreement (other than the Surviving Provisions) by notice in writing to the Shareholder or the Company, as the case may be;

(b)	by written notice to the other Party to effect Closing so far as practicable having regard to the defaults which have occurred; or

(c)

by written notice to the other Party to fix a new date for Closing (being not more than 20 Business Days after the agreed date for Closing), in which case the provisions of this Clause 4 shall apply to Closing as so deferred.

4.3.2

 If this Agreement is terminated in accordance with Clause 4.3.1(a) (and without limiting either Party’s rights and remedies, including the right to claim damages), all obligations of the Parties under this Agreement shall end (except for the Surviving Provisions) but for the avoidance of doubt all rights and liabilities of the Parties which have accrued before termination shall continue to exist. Any amount deducted by the Company on the outstanding balance due from the Shareholder in accordance with Clause 3 shall be reapplied to the outstanding balance within 10 days or as otherwise agreed between the Parties at the time of such termination.

5	Representations and Warranties

5.1	Representations and warranties regarding the Shareholder and the Company

The Shareholder represents and warrants to the Company that:

(a)	as at the date of this Agreement and immediately before Closing, it is and will be the legal and beneficial owner of the Sale Shares;

(b)	the Sale Shares to be sold by it pursuant to this Agreement are fully paid up and the Company has not exercised or purported to exercise or claimed any lien over any of the Sale Shares;

(c)

it is duly incorporated, duly organized and validly existing, and where relevant, is in good standing, under the laws of its jurisdiction of incorporation and has full power to conduct its business as conducted as at the date of this Agreement;

(d)

it has corporate power and authority to enter into and perform this Agreement and any agreement entered into pursuant to the terms of this Agreement, and the provisions of this Agreement and any agreement entered into pursuant to the terms of this Agreement constitute valid and binding obligations of it and are enforceable against it, in accordance with their respective terms;

(e)	it has duly authorized, executed and delivered this Agreement and will at Closing have authorized, executed and delivered any agreements to be entered into pursuant to the terms of this Agreement;

5.2	Representations and warranties regarding the Company

The Company represents and warrants to the Shareholder that:

(a)	it is duly incorporated, duly organized and validly existing under the laws of its jurisdiction of incorporation and has full power to conduct its business in the manner presently conducted;

(b)	it has legal right and full power and authority to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement;

(c)	this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement constitute valid and binding obligations of it in accordance with their respective terms;

(d)

it has taken or will have taken by Closing all corporate action required by it to authorize it to enter into and perform this Agreement and any other documents to be executed by it pursuant to or in connection with this Agreement;

(e)

there are no proceedings in relation to any compromise or arrangement with creditors or any winding up, bankruptcy or other insolvency proceedings concerning the Company, and no events have occurred which, under Applicable Law, would justify such proceedings;

(f)

as at the date of this Agreement, none of the directors or officers of it, and none of the employees or legal advisers of it involved in the sale and repurchase of the Sale Shares, is aware of any facts, matters or circumstances which could reasonably be expected to give rise to a claim being made against the Shareholder under this Agreement;

(g)

each Subsidiary of the Company has been duly organized, is validly existing and in good standing (with respect to jurisdictions that recognize the concept of good standing) under the laws of its jurisdiction of organization, and has the requisite corporate power and authorization to own, lease and operate its properties and to carry on its business as now being conducted. Each Subsidiary of the Company is duly qualified or licensed to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except to the extent that the failure to be so qualified or licensed would not have a Material Adverse Effect. The constitutional documents of each of the Company’s Subsidiaries are in full force and effect except as would not have a Material Adverse Effect. None of the Company’s Subsidiaries is in violation of any of the provisions of its constitutional documents except as would not have a Material Adverse Effect;

(h)

Both before and after giving effect to the transactions contemplated by this Agreement, the Company (i) will be solvent (in that both the fair value of its assets will not be less than the sum of its debts and that the present fair saleable value of its assets will not be less than the amount required to pay its probable liability on its recourse debts as they mature or become due) and (ii) will have adequate capital and liquidity with which to engage in the their businesses as currently conducted. No order or petition has been presented or resolution passed for the administration, winding-up, dissolution, or liquidation of any of the Company and its Subsidiaries and no administrator, receiver, or manager has been appointed in respect thereof. The Company has not commenced any other proceeding under any bankruptcy, reorganization, composition, arrangement, adjustment of debt, release of debtors, dissolution, insolvency, liquidation, or similar law of any jurisdiction and no such proceedings have been commenced or is anticipated to be commenced against any of the Company.

5.3	Each Party shall, prior to Closing, promptly notify the other Party in writing of any matter or event of which it becomes aware which is a breach of or inconsistent with any of the above warranties.

5.4	Each of the above warranties shall be separate and independent and shall not be limited by reference to any other Clause or anything in this Agreement.

6 Confidentiality

Each Party undertakes to the other Party that it shall treat as strictly confidential, and shall procure that its directors, officers and employees treat as strictly confidential, all information (whether oral, graphic, written or in electronic form) which it receives or obtains as a result of entering into or performing this Agreement (the “Confidential Information”), including, without limitation:

(a)	information relating to the provisions and subject matter of this Agreement;

(b)	information relating to the existence of this Agreement and its purpose; and

(c)

information relating to the negotiations leading up to this Agreement, including any information relating to or in respect of any negotiations and communications between the Parties in respect of this Agreement after the date of this Agreement.

7	General

7.1 Whole Agreement

This Agreement contains the whole agreement among the Parties relating to the subject matter of this Agreement to the exclusion of any terms implied by law which may be excluded by contract and supersedes any previous written or oral agreement among the Parties in relation to the matters in this Agreement.

7.2	Further Assurance

Each of the Parties agrees to do and execute or procure to be done and executed all such further acts, deeds, documents and things as may be reasonable and appropriate for such Party to do or execute or procure to be done in order to give full effect to the terms of this Agreement.

7.3	Time is of Essence

Time shall be of the essence of this Agreement.

7.4	Variation

No variation of this Agreement shall be effective unless in writing and signed by or on behalf of each of the Parties.

7.5	Costs, Transaction Taxes and Duties

Each Party shall bear its own costs and expenses in connection with the preparation, negotiation, execution and completion of this Agreement.

7.6	Notices

(a)	Any notice, claim, demand, court process, document or other communication in connection with this Agreement (each, a “Notice”) shall be:

(i)	in writing in English; and

(ii)	delivered by hand, fax, registered post or by courier using an internationally recognized courier company.

(b)	A notice to the Shareholder shall be sent to the following address, or such other persons or address as the Shareholder may notify to the Company from time to time:

Correspondence Address: 23/F-25/F, Nexxus Building, 41 Connaught Road Central, Hong Kong

Attention:                                     Board of Directors

(c)	A notice to the Company shall be sent to the following address, or such other persons or address as the Company may notify to the Shareholder from time to time:

Correspondence Address: 23/F, Nexxus Building, 41 Connaught Road Central, Hong Kong

Attention:                                     Board of Directors

(d) A Notice served in accordance with this Clause 7.6 shall be deemed sufficiently served and in proving service and/or receipt of a communication it shall be sufficient to prove that such communication was left at the addressee’s address or that the envelope containing such communication was properly addressed and posted or dispatched to the addressee’s address or that the communication was properly transmitted by facsimile to the addressee. In the case of facsimile transmission, such transmission shall be deemed properly transmitted on receipt of a satisfactory report of transmission printed out by the sending machine.

7.7	Invalidity

(a)

If any provision in this Agreement shall be held to be illegal, invalid or unenforceable in whole or in part, the provision shall apply with whatever deletion or modification is necessary so that the provision is legal, valid and enforceable and gives effect to the commercial intention of the Parties;

(b)

to the extent it is not possible to delete or modify the provision, in whole or in part, under Clause 7.7(a), then such provision or part of it shall, to the extent that it is illegal, invalid or unenforceable, be deemed not to form part of this Agreement and the legality, validity and enforceability of the remainder of this Agreement shall, subject to any deletion or modification made under Clause 7.7(a), not be affected.

7.8	Third Party Rights

A person who is not a party to this Agreement has no right to enforce any term of this Agreement.

7.9	Counterparts

This Agreement may be entered (including by facsimile signatures) into in any number of counterparts, all of which taken together shall constitute one and the same instrument. Any party may enter into this Agreement by executing any such counterpart.

7.10	Governing Law and Jurisdiction

(a)	This Agreement and any non-contractual obligations arising out of or in connection with it are governed by and shall be construed in accordance with the laws of Cayman Islands.

(b)	Any dispute, controversy or claim arising out of or relating to this Agreement, including the validity, invalidity, breach or termination thereof, shall be resolved by arbitration.

In witness whereof, this Agreement has been duly executed on the date first written above.

SIGNED by /s/ WONG YUI KEUNG MARCELLUS for and on behalf of AMTD GROUP COMPANY LIMITED	) ) ) )

SIGNED by /s/ Feridun Hamdullahpur for and on behalf of AMTD INTERNATIONAL INC.	) ) ) )